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July 31, 2015
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Justin Dobbie

Re: Seanergy Maritime Holdings Corp.
Registration Statement on Form F-3
Filed June 26, 2015
File No. 333-205301

Dear Mr. Dobbie:

We refer to the registration statement on Form F-3, filed by Seanergy Maritime Holdings Corp. (the "Company") with the Securities and Exchange Commission (the "Commission") on June 26, 2015 (the "Registration Statement").  By letter dated July 17, 2015 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.  The Amended Registration Statement also includes updates related to the passage of time.

This letter responds to the Staff's comments.  The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

General
1.	We note that you are registering up to $200,000,000 in securities with this offering. However, it appears that that amount you are eligible to sell over the next 12 months based on the information on the prospectus cover page is less than $400,000. With regards to future takedowns, please confirm your understanding of and intent to comply with the requirements in General Instruction I.B.5(a) of Form F-3 that limit the amount of securities the company may sell pursuant to this registration statement.
The Company acknowledges the Staff's comment and confirms its understanding of and intent to comply with the requirements in General Instruction I.B.5(a) of Form F-3 that limit the amount of securities the Company may sell pursuant to the Amended Registration Statement.

Risk Factors, page 3
2.	We note your announcement in February 2015 that you received a notice from the Nasdaq Stock Market that you were no longer in compliance with its continuing listing standards. Please include a risk factor addressing where you stand with respect to regaining listing compliance and the risk that you will be unable to utilize General Instruction I.B.5 to Form F-3 if you do not have at least one class of common equity securities listed and registered on a national securities exchange.
In response to the Staff's comment, the Company has revised its risk factor disclosure in the Amended Registration Statement to address (i) the January 28, 2015 notice of noncompliance from the Nasdaq Stock Market (the "Nasdaq"), (ii) a July 28, 2015 notice from the Nasdaq granting the Company an extension of time until January 25, 2016 to regain compliance with the Nasdaq's continuing listing standards, (iii) the Company's intentions to regain compliance and (iv) the potential impact of continued noncompliance on the use of the Amended Registration Statement for certain primary offerings.

* * * * *
If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Will Vogel, Esq. at (212) 574-1607.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Stamatis Tsantanis
Chief Executive Officer
Seanergy Maritime Holdings Corp.
16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece

Seanergy Maritime Holdings Corp.
16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Justin Dobbie

Re:            Seanergy Maritime Holdings Corp.

July 31, 2015
Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatis Tsantanis
Name:	Stamatis Tsantanis
Title:	Chief Executive Officer